[ConocoPhillips Letterhead]

December 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Irene Barberena-Meissner

Re:	ConocoPhillips

Registration Statement on Form S-4

File No. 333-250183

Request for Acceleration

Dear Ms. Barberena-Meissner:

Reference is made to the Registration Statement on Form S-4 (File No. 333-250183) initially filed by ConocoPhillips (the “Company”) with the U.S. Securities and Exchange Commission on November 18, 2020, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on December 10, 2020, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Zachary Podolsky of Wachtell, Lipton, Rosen & Katz at (212) 403-1057. We also respectfully request that you notify Mr. Podolsky by telephone when this request for acceleration has been granted.

Very truly yours,

ConocoPhillips

By:	/s/ Shannon B. Kinney
Name:	Shannon B. Kinney
Title:	Deputy General Counsel, Chief Compliance Officer and Corporate Secretary

cc:	Andrew Brownstein, Wachtell, Lipton, Rosen & Katz
Gregory Ostling, Wachtell, Lipton, Rosen & Katz
Zachary Podolsky, Wachtell, Lipton, Rosen & Katz
Travis Counts, Concho Resources Inc.
Krishna Veeraraghavan, Sullivan & Cromwell LLP